March 20, 2019

Benjamin Silbermann
Chief Executive Officer
Pinterest, Inc.
505 Brannan Street
San Francisco, CA 94107

       Re: Pinterest, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 6, 2019
           CIK: 0001506293

Dear Mr. Silbermann:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 6, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics, page 64

1. You added disclosure in the risk factors that you restated your active user data for periods from the fourth quarter of 2016 to the first quarter of 2018 but were unable to restate your user data for periods prior to the fourth quarter of 2016. Given that you present active user data for the first three quarters of 2016, which are calculated using your prior methodology, please disclose this prior methodology in the filing. Results of Operations, page 71

2. We note your response to prior comment 6. Your discussion and analysis should provide
 Benjamin Silbermann
FirstName LastNameBenjamin Silbermann
Pinterest, Inc.
Comapany2019
March 20, NamePinterest, Inc.
March 20, 2019 Page 2
Page 2
FirstName LastName
         insight into the extent to which historical financial information is indicative of future results. In order to provide further context to the nature of your historical growth in light of the early stage of your monetization efforts, please quantify how both the number of advertisements placed by new advertisers and the increased number of advertisements from existing advertisers have impacted the change in revenue. Refer to Item
         303(a)(3)(iii) of Regulation S-K and Sections III.A and III.D of SEC Release No. 33-
         6835.
3. You indicate that your analysis relates to the amount of revenue based on the geographic location of your users. However, it appears that the geographic revenue you disclose correlates to the amount disaggregated based on your customers' billing addresses. Please revise to discuss the changes in geographic revenue derived from the location of your users.
Unaudited Quarterly Results of Operations Data, page 73

4. Please ensure that your discussion of historical share-based compensation expense and net income (loss) throughout your filing is balanced with a discussion of the substantial share-
         based compensation expense you will incur in the future, in addition to the cumulative share-based compensation expense that will be recognized upon an Initial Event. Clearly indicate that your results of operations subsequent to the completion of the Initial Event will be significantly impacted by the recognition of share-based compensation with respect to the vesting of unvested RSUs as well as any newly issued RSUs. In this regard, revise the footnotes to Summary Consolidated Financial Information and Other Data,
         Selected Consolidated Financial Information, and Unaudited Quarterly Results of
         Operations Data related to the amount of share-based compensation expense included in historical costs and expenses. Indicate that future share-based compensation expense will affect your ability to achieve future profitability.
Description of Capital Stock, page 149

5. Please revise to provide a more detailed description of the material voting rights of the
         Class A common stockholders. For example, disclose the circumstances under which the
         Class A common stockholders are entitled to a separate class vote under Delaware law or under your amended and restated certificate of incorporation. Consolidated Statements of Cash Flows
Supplemental Cash Flow Disclosures, page F-8

6. We note that your schedule of non-cash investing and financing activities includes the net decrease in accrued property and equipment additions for the year ended December 31,
         2018, which would appear to be a cash outflow. Please revise to clearly identify only those transactions that do not result in cash receipts or cash payments. Refer to ASC 230-
         10-50-3.
 Benjamin Silbermann
Pinterest, Inc.
March 20, 2019
Page 3
Notes to Consolidated Financial Statements
Note 15. Subsequent Events, page F-33

7. Please revise to disclose an estimate of the financial effects of the subsequent events. For example, you should indicate the grant date fair value of the restricted stock units granted after January 1, 2019, as well as the related impact on share-based compensation expense.
       In addition, disclose the expected effect on the balance sheet upon commencement of the lease related to the agreement entered into in March 2019. Refer to ASC 855-10-50-2(b).
General

8. We note your response to prior comment 8 but continue to believe that consents should be filed for each of the commissioned studies by Comscore, Talk Shoppe, Oracle, Analytics
      Partners, and Millward Brown to the extent that these studies were prepared for use in connection with the registration statement. For guidance, please refer to Question 141.02 of the Securities Act Sections Compliance and Disclosure Interpretations.
       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten,
Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,

FirstName LastNameBenjamin Silbermann                       Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NamePinterest, Inc.
                                                            and Services
March 20, 2019 Page 3
cc:       Pamela L. Marcogliese, Esq.
FirstName LastName